Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Three months ended
March 31, 2007
Earnings:
Income from continuing operations before income taxes	$213.9
Minority interest in income of consolidated subsidiaries	14.0
Less: Equity earnings	(21.4)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	206.5

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees	179.3
Rental expense representative of interest factor	4.4

Total fixed charges	183.7

Distributed income of equity-method investees	19.3

Less:

Capitalized interest	(4.9)

Total earnings as adjusted	$404.6

Fixed charges	$183.7

Ratio of earnings to fixed charges	2.20